UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Dermata Therapeutics, Inc.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

249845108
(CUSIP Number)
Gerald T. Proehl President and Chief Executive Officer 3525 Del Mar Heights Rd., #322 San Diego, CA 92130 Telephone Number (858) 800-2543
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 249845108
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Gerald T. Proehl
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 439,238*
	8.	Shared Voting Power: 3,281,797*
	9.	Sole Dispositive Power: 439,238*
	10.	Shared Dispositive Power: 3,281,797*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,721,035*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 28.9%*
14.	Type of Reporting Person (See Instructions): IN

*As of the date hereof, Gerald T. Proehl (“Mr. Proehl”) may be deemed to beneficially own an aggregate of 3,721,035 shares of common stock, par value $0.0001 per share (the “Common Stock”), of Dermata Therapeutics, Inc. (the “Issuer”) reported herein as follows: (i) 59,512 shares of Common Stock and stock options to purchase 379,726 shares of Common Stock held directly by Mr. Proehl; (ii) 2,905,544 shares of Common Stock and warrants to purchase up to 27,987 shares of Common Stock held directly by Proehl Investment Ventures LLC, where Mr. Proehl serves as the Managing Member, Chairman and Chief Executive Officer; (iii) 142,857 shares of Common Stock and warrants to purchase up to 142,857 shares of Common Stock held directly by Proehl Family Trust, where Mr. Proehl is the trustee; (iv) 17,857 shares of Common Stock held directly by Allison Taylor Proehl 2020 Irrevocable Trust, where Mr. Proehl is the trustee; (v) 8,928 shares of Common Stock held directly by Meghan Proehl Wilder 2020 Irrevocable Trust, where Mr. Proehl is the trustee; and (vi) 35,767 shares of Common Stock held directly by Sean Michael Proehl 2020 Irrevocable Trust Dated December 18, 2020, where Mr. Proehl is the trustee. The reported ownership excludes 88,934 shares of Common Stock underlying unvested stock options held by Mr. Proehl that will not vest as to such shares of Common Stock within sixty (60) days of the date hereof. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Proehl may be deemed to beneficially own 3,721,035 shares of Common Stock or 28.9% of the Common Stock of the Issuer as of the date hereof.

The foregoing beneficial ownership percentage is based upon 12,321,848 shares of Common Stock issued and outstanding based on information reported in the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on January 13, 2023.

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CUSIP No. 249845108
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Proehl Investment Ventures LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 2,933,531**
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 2,933,531**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,933,531**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 23.8%**
14.	Type of Reporting Person (See Instructions): OO

**As of the date hereof, Proehl Investment Ventures LLC directly owns 2,933,531 shares of common stock, par value $0.0001 per share (the “Common Stock”), of Dermata Therapeutics, Inc. (the “Issuer”) consisting of (i) 2,905,544 shares of Common Stock and (ii) warrants to purchase up to 27,987 shares of Common Stock. Mr. Proehl serves as the Managing Member, Chairman and Chief Executive Officer of Proehl Investment Ventures LLC. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Proehl Investment Ventures LLC may be deemed to beneficially own 2,933,531 shares of Common Stock or 23.8% of the Common Stock of the Issuer as of the date hereof.

The foregoing beneficial ownership percentage is based upon 12,321,484 shares of Common Stock issued and outstanding based on information reported in the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on January 13, 2023.

Explanatory Note

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on August 27, 2021, as amended on April 25, 2022 (the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover page of this Schedule 13D and the information set forth in or incorporated by reference in Item 2, Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

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As of the date hereof, Mr. Proehl may be deemed to beneficially own an aggregate of 3,721,035 shares of Common Stock reported herein as follows: (i) 59,512 shares of Common Stock and stock options to purchase 379,726 shares of Common Stock held directly by Mr. Proehl; (ii) 2,905,544 shares of Common Stock and warrants to purchase up to 27,987 shares of Common Stock held directly by PIV; and (iii) 205,409 shares of Common Stock and warrants to purchase up to 142,857 shares of Common Stock held by the Trusts in the aggregate. The reported ownership excludes 88,934 shares of Common Stock underlying unvested stock options held by Mr. Proehl that will not vest as to such shares of Common Stock within sixty (60) days of the date hereof. As a result of the foregoing, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Proehl may be deemed to beneficially own 3,721,035 shares of Common Stock or 28.9% of the Common Stock of the Issuer as of the date hereof.

The aggregate percentage of Common Stock reported owned by the Reporting Persons is based upon 12,321,848 shares of Common Stock outstanding, which is the total number of shares of Common Stock based on information reported in the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on January 13, 2023.

During the past sixty (60) days, there were no other purchases or sales of shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 18, 2023

By:	/s/ Gerald T. Proehl
Name:	Gerald T. Proehl

PROEHL INVESTMENT VENTURES LLC

By: Gerald T. Proehl, its Managing Member

By:	/s/ Gerald T. Proehl
Name:	Gerald T. Proehl
Title:	Managing Member

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (see 18 U.S.C. 1001).

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